

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

<u>Via E-mail</u>
John V. Del Col, Esq.
General Counsel and Secretary
Endurance Specialty Holdings Ltd.
Waterloo House
100 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re: Endurance Specialty Holdings Ltd.**
> **Registration Statement on Form S-4**
> **Filed June 9, 2014**
> **File No. 333-196596**

Dear Mr. Del Col:

We have limited our review of your registration statement to the issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

<u>General</u>

1. Please be advised that we will not be in a position to declare your registration statement effective until all outstanding comments, if any, in connection with the Office of Mergers and Acquisitions' review of your registration statement, Schedule TO and related proxy materials have been cleared.

2. We note that you have incorporated by reference Aspen Insurance Holdings Limited's consolidated financial statements which are set forth in their Form 10-K for the year ended December 31, 2013. We also note that you have requested consent from Aspen Insurance Holdings Limited's independent auditors to incorporate by reference their opinion but, as of the date of this registration statement, have not received such consent. Once you receive the consent from Aspen Holdings Limited's independent auditors, please file the consent as an exhibit to the registration statement. Alternatively, if you are not able to obtain the consent of Aspen Holdings Limited's independent auditors, please note the provisions of Rule 437 of the Securities Act of 1933 whereby you may be eligible to obtain a waiver of the auditor's consent. We will not be in a position to

declare your registration statement effective until you obtain either the auditor's consent or we grant you the waiver described in Rule 437.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Todd E. Freed, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP